Exhibit 33.4
SUBSERVICER COMPLIANCE STATEMENT
SALLIE MAE, INC.
12061 Bluemont Way
Reston,VA 20190
Pursuant to Section 13.03 of the Omnibus Subservicing Agreement dated March 23, 2009 among Great Lakes Educational Loan Services, Inc. (“Subservicer”), Sallie Mae, Inc. as the master servicer and administrator (the “Servicing Agreement”), the undersigned certifies that (a) a review of the Subservicer’s activities during the period from March 23, 2009 through December 31, 2009, and of its performance under the Servicing Agreement, has been made under my supervision; and (b) to the best of my knowledge, based on such review, the Subservicer has fulfilled all of its obligations under the Servicing Agreement, in all material respects, during such period.
GREAT LAKES EDUCATIONAL LOAN SERVICES, INC.

Michael J. Noack
Chief Servicing Officer
February 4, 2010